FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 1238, 200 Granville Street
Vancouver, BC, V6C 1S4

(the “Company”)

Item 2	Date of Material Change

September 14, 2012.

Item 3	News Release

On September 14, 2012, a news release was issued, disseminated and filed with the applicable regulatory authorities via SEDAR.

Item 4	Summary of Material Change

The Company has completed a non-brokered private placement (the “Offering”) consisting of 25,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $5,000,000.

In addition, a third party, arms-length investor has invested an additional US$1.5 million through the Company’s existing Gold Loan (see news release dated June 14, 2012), increasing the size of the facility to US$6 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change Private Placement

The Company has completed a non-brokered private placement consisting of 25,000,000 Units at a price of $0.20 per Unit for gross proceeds of $5,000,000. Each Unit is comprised of one common share (a “Share”) and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share at a price of $0.30 for a period of 12 months from the date of issuance.

The Units were sold by way if private placement exemptions in Canada and other jurisdictions where they can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements. In connection with the Offering, the Company paid finders’ fees in the amount of $325,000.

Expansion of Gold Loan Facility

A third party, arms-length investor has invested an additional US$1.5 million through the Company’s existing Gold Loan (see news release dated June 14, 2012), increasing the size of the facility to US$6 million. In connection with the investment, the Gold Loan has been restructured so as to be repaid commencing six months after the restructuring, with repayments estimated to commence during March, 2013 and completing during October, 2013, through the delivery of gold ounces at a price of US$1,200 per ounce (instead of US$1,400 per ounce currently agreed). The Company will thus not be required to make interest payments from October 2013 to June 2015, as associated with the current Gold Loan. In connection with the additional advance and the restructuring of the Gold Loan, the Company issued one common share purchase warrant for each US$1.00 principal amount of the Gold Loan which remains outstanding (a total 6,001,000 warrants were issued). Each warrant entitles the holder to purchase one common share of the Company at a price of $0.50 per share, exercisable for a period of two years from closing.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Joe Chan
Chief Financial Officer
Telephone: (604) 688-7509
Facsimile: 604-681-0122

Item 9	Date of Report

September 24, 2012.